SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No.32481; 812-14590

Blackstone Alternative Investment Funds and Blackstone Alternative Investment Advisors LLC;

Notice of Application

February16, 2017

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940

("Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act, as well as

from certain disclosure requirements in rule 20a-1 under the Act, Item 19(a)(3) of Form N-1A,

Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the Securities

Exchange Act of 1934, and Sections 6-07(2)(a), (b), and (c) of Regulation S-X ("Disclosure

Requirements"). The requested exemption would permit an investment adviser to hire and

replace certain sub-advisers without shareholder approval and grant relief from the Disclosure

Requirements as they relate to fees paid to the sub-advisers.

Applicants: Blackstone Alternative Investment Funds (the "Trust"), a Massachusetts business

trust registered under the Act as an open-end management investment company with multiple

series, and Blackstone Alternative Investment Advisors LLC a Delaware limited liability company

registered as an investment adviser under the Investment Advisers Act of 1940 ("BAIA" or the

"Advisor," and, collectively with the Trust, the "Applicants").

Filing Dates: The application was filed December 14, 2015, and amended on May 26, 2016 and

February 8, 2017.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on March 13, 2017, and

should be accompanied by proof of service on the applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state

the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the

matter, the reason for the request, and the issues contested. Persons who wish to be notified of a

hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090. Applicants: 345 Park Avenue, 28th Floor, New York, NY 10154.

For Further Information Contact: Rachel Loko, Senior Counsel, at (202) 551-6883, or Holly

Hunter-Ceci, Acting Assistant Chief Counsel, at (202) 551-6825 (Division of Investment

Management, Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or

an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by

calling (202) 551-8090.

Summary of the Application

      1.   The Advisor will serve as the investment adviser to the Subadvised Series

pursuant to an investment advisory agreement with the Trust (each an "Investment Management

Agreement").[1] The Advisor will provide the Subadvised Series with continuous and

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[1]   Applicants request relief with respect to any existing and any future series of the Trust and any other existing or future registered open-end management company or series thereof that intends to rely on the requested order in the future and that: (a) is advised by BAIA or its successor or by any entity controlling, controlled by, or under common control with BAIA or its successor (each, also an "Advisor"); (b) uses the multi-managers structure described in the application; and (c) complies with the terms and conditions of the application (any such series, a "Subadvised Series").   For purposes of the

comprehensive investment management services subject to the supervision of, and policies established by, each board of trustees of the Trust ("Board"). The Investment Management Agreement permits the Advisor, subject to the approval of the Board, to delegate to one or more sub-advisers (each, a "Sub-Advisor" and collectively, the "Sub-Advisors") the responsibility to provide the day-to-day portfolio investment management of each Subadvised Series, subject to the supervision and direction of the Advisor. The primary responsibility for managing the Subadvised Series will remain vested in the Advisor. The Advisor will hire, evaluate, allocate assets to and oversee the Sub-Advisors, including determining whether a Sub-Advisor should be terminated, at all times subject to the authority of the Board.

2.   Applicants request an exemption to permit the Advisor, subject to Board approval, to hire certain Sub-Advisors pursuant to Sub-Advisory Agreements and materially amend existing Sub-Advisory Agreements without obtaining the shareholder approval required under section 15(a) of the Act and rule 18f-2 under the Act.[2] Applicants also seek an exemption from the Disclosure Requirements to permit a Subadvised Series to disclose (as both a dollar amount and a percentage of the Subadvised Series's net assets): (a) the aggregate fees paid to the Advisor and any Wholly-Owned Sub-Advisors; (b) the aggregate fees paid to Sub-Advisors other than Affiliated Sub-Advisors and (c) the aggregate fees paid to any Affiliated Sub-Advisor(collectively, "Aggregate Fee Disclosure").

3.   Applicants agree that any order granting the requested relief will be subject to the terms and conditions stated in the Application. Such terms and conditions provide for, among

requested order, "successor" is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

[2]   The requested relief will not extend to any Sub-Advisor, other than a Wholly-Owned Sub-Advisor, that is an affiliated person, as defined in section 2(a)(3) of the Act, of a Subadvised Series or the Advisor, other than by reason of serving as a sub-adviser to one or more of the Subadvised Series ("Affiliated Sub-Advisor").

other safeguards, appropriate disclosure to Subadvised Series shareholders and notification about sub-advisory changes and enhanced Board oversight to protect the interests of the Subadvised Series' shareholders.

4.   Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the Act, or any rule thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and purposes fairly intended by the policy and provisions of the Act. Applicants believe that the requested relief meets this standard because, as further explained in the Application, the Investment Management Agreements will remain subject to shareholder approval, while the role of the Sub-Advisors is substantially similar to that of individual portfolio managers, so that requiring shareholder approval of Sub-Advisory Agreements would impose unnecessary delays and expenses on the Subadvised Series. Applicants believe that the requested relief from the Disclosure Requirements meets this standard because it will

improve the Advisor's ability to negotiate fees paid to the Sub-Advisors that are more advantageous for the Funds.

      For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary